

Mail Stop 3561   December 2, 2015

Via E-mail
Jeffrey L. Vigil
Chief Financial Officer
Uranium Resources, Inc.
6950 S. Potomac Street, Suite 300
Centennial, CO 80112

> **Re: Uranium Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 19, 2015**
> **File No. 001-33404**

Dear Mr. Vigil:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Exhibit 23.1

1.   Please file a revised consent which includes the date of the independent accountants' audit report with respect to your consolidated financial statements for the years ended December 31, 2014 and 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining